VIA EDGAR                                                                    January 22, 2013

John Stickel
Justin Dobbie
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	SOB Stables, Inc.
Registration Statement on Form S-1
Filed January 22, 2013
File No. 333-185664

On behalf of SOB Stables, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated February 4, 2013.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

General

1.
We note your response to our prior comment 1. We are unable to agree with your analysis in support of the conclusion that you are not a “shell company” as defined by Securities Act Rule 405. Given that your business plan is to generate revenues from purse winnings of racing horses and from selling horses in claiming races, it does not appear that your activities to date are more than “nominal operations.” Please revise to disclose your status as a shell company.

The Company’s position that its activities are significantly more than “no or nominal operations”.  The Company has, in addition to all the other activities listed previously obtained the revolving line of credit from SC Capital for $500,000 to claim thoroughbreds once the company obtains the necessary licenses in California.  The company has filed the documents with the Secretary of State in California and is expected to receive the documents back between February 28 and March 7 at which point the company will register its stable name and begin claiming thoroughbreds.  As such, the Company has taken every possible step that it can take at this time toward its business plan.  The company has also compiled a list of 10 thoroughbreds that it would be interested in claiming once the Company is eligible to begin claiming thoroughbreds in its own name.  Therefore, it is the Company’s position that its activities are significantly more than “no or nominal operations”.

2.
We note your reference to the “Business of Registrant” section in the table of contents and the cross-references for such section on pages 2, 17, and F-7, but are unable to locate a section by that name. Please revise to clarify.

Revised to include the wording requested.

3.
We note from your response to our prior comment 40 that claiming races are the lowest level of racing. Please discuss in the summary and business sections that claiming races are the lowest level of races and, if true, that it offers the lowest average purse among race types.

Revised to include the language

Cover page of Prospectus

4.
We note your response to our prior comment 10. Please reconcile your disclosure here and on page 13 that the offering will terminate after 360 days, but may be extended 90 days beyond the sixth month offering period.

Revised to remove the conflicting sentence

Our Company, page 1

5.
Please clarify in an appropriate place in the summary that by virtue of your unique structure, prospective investors will not have property interests in the horses that you acquire and race. We note your response to our prior comment 27.

Revised to include the language requested.

6.
We note your response to our prior comment 19 and reissue in part. Please revise to discuss in the summary the potential conflicts of interest because your sole officer and director only works for you part time and your sole officer and director and controlling shareholder is engaged in the business of owning, racing, and investing in thoroughbred ventures. Please also revise to disclose the percentage of time that Mr. Wade dedicates to your business.

Revised to include the requested language.

7.
We note your response to our prior comment 14. Given the likelihood that you will attempt to raise additional funds from issuances of common stock contemporaneously with this secondary offering, please disclose in the summary that your efforts to raise funds with which to commence operations may substantially dilute purchasers in this offering.

The Company feels that this comment has been responded to by the financing of SC Capital.

The Company may not be able to accurately access the value, page 9

8.
We note your response to our prior comment 18. So that prospective investors may better assess the risk presented, please revise this risk factor by briefly describing the rules and procedures of claiming races that make it more difficult to assess the value of thoroughbreds.

Revised to include language to provided additional information on the procedure and the difficulty of accessing value of the thoroughbred.

There are potential conflicts of interest, page 9

9.
We note your response to our prior comment 19. Please revise this risk factor by describing the specific conflicts that may be created because your controlling shareholder is engaged in the business of owning, racing, and investing in thoroughbreds. Also, disclose that you have not yet adopted written procedures for resolving potential conflicts and that such procedures once adopted may not be effective because you only have one officer and director.

Revised to include the requested language.

Item 7: Selling Security Holders, page 11

10.
We note your response to our prior comment 30. Please reconcile your disclosure that you are including only 500,000 of the shares issued to Thoroughbred Management Group for services rendered and 500,000 of the shares issued to it for cash, totaling 1 million shares, with the selling shareholder table that lists 500,000 shares being offered.

The statement stated that the 500,000 shares were included from the previous issuance but we removed the second sentence to remove any confusion that may have been created by the inclusion of the sentence.

11.
Please reconcile your disclosure here that 375 million shares were issued to Thoroughbred Management Group in two separate issuances, with your disclosure on page II-2 that these shares were issued to Mr. Wade. We also note that the selling shareholder table shows that Thoroughbred Management Group owns 375 million shares and Mr. Wade owns 1 million shares, which does not appear to reconcile with the disclosure on page II-2. Please revise the beneficial ownership table on page 29 in this manner as well.

Revised to include that the shares were issued to Thoroughbred Management Group.

Description of Business, page 17

12.
Consistent with your response to our prior comment 45, please revise to disclose at the forepart of the business section that you cannot acquire or race thoroughbreds in claiming races run in California until you have obtained the appropriate license, and disclose the expected timeframe for your receipt of such license.

Revised to include the requested language.

13.
We note your response to our prior comment 36 and reissue in part. Please revise to clarify that there is no guarantee that you will be able to acquire the initial four thoroughbreds and that, even if acquired, they will provide the revenue necessary to seeking larger capital raises to increase your stable. In addition, please provide support for your statement that you “expect” to acquire 50 thoroughbreds by December 2013, or revise to state this as your goal and disclose that there is no guarantee you will be able to acquire 50 thoroughbreds within this timeframe or ever.

The comment has been answered through the Company’s financing with SC Capital.

The company has revised to include the language that it is its goal to acquire the 50 thoroughbreds by December 2013 and that there is no guarantee that it will reach that goal.

14.
We note your response to our prior comment 39 and the revisions made on page 19. Consistent with your response, please expand your disclosure here to clarify that while you expect that thoroughbreds will be claimed from you within 12 months, your objective is to maintain a stable size of 50 thoroughbreds which will require that you often find replacement thoroughbreds to claim. Please discuss the challenges in growing your stable to the desired amount of 50 thoroughbreds, while seeking to secure only thoroughbreds you deem qualified and appropriately valued, and needing to replace those claimed from you, and consider adding a risk factor.

Revised to include language stating that Company expects to lose the majority of its thoroughbred within 12 months of acquiring them and the\at it will need to acquire additional thoroughbreds to replace the ones lost.  The company included language that the past performance the thoroughbreds will provide evidence to the soundness of the thoroughbred, the thoroughbred's willingness and ability to win and the length of race and turf types that the thoroughbred prefers.  Most importantly though the past performance indicates the level of competition the thoroughbred can win at.  Based on the CEO’s experience of racing for the past 7 years claiming new thoroughbreds can be accomplished in 15-30 days by having the Company maintain a list of thoroughbreds it would be interested in claiming once one the Company’s thoroughbreds has been claimed. The list will continually by reviewed and modified by management.  For example, the Company currently has a list of 10 thoroughbreds that it would be interested in claiming as part of the initial 4 for the stable.

Revenue from Claiming Division, page 19

15.	We note your response to our prior comment 41, but are unable to locate the Exhibit 99.1 you reference. Please file the exhibit or advise.

Exhibit 99.1 has been attached.

16.
We note your response to our prior comment 42 and reissue in part. Please discuss how the unpredictability and variability of your revenue stream may affect your ability to acquire additional horses. In addition, clarify that you will only make money when your horses are claimed by others if you were able to acquire them previously at a lower price and disclose that there is no guarantee that you will be able to secure a higher price than you had previously paid.

The following sentence from your comment is not correct:  “you only make money when your horses are claimed by others if you were able to acquire them previously at a lower price and disclose that there is no guarantee that you will be able to secure a higher price than you had previously paid.”

The Company’s main revenue source will be from purse winnings which is independent of the horse being claimed from the company.  The majority of horses in claiming races are not claimed.  Instead the owners rely on the purse winnings. For example, on February 3, 2013 Mia Isabel won the 1st race at Santa Anita and the owner received $24,000 in purse winnings without the horse being claimed.  On February 2, 2013 Mr. Bossy Pants at Santa Anita won the 2nd race and the owner received $19,200 in purse winning without the horse being claimed. On February 1, 2013 Patriot’s Voyage at Santa Anita won the 3rd race and the owner received $15,000 in purse winnings without the horse being claimed.  In all three examples above the owners still own the horse and received the revenue from the purses.  Additionally, in all three of those races 23 thoroughbreds ran in the claiming races while only 1 was claimed

We added language in this section of the S-1 to clear up any confusion that may be created that to the source of the Company’s revenue will mainly be from purse winnings.

17.
We note your response to our prior comment 46. Please provide us with a detailed analysis how creating a wholly-owned subsidiary to serve as the owner of record is sufficient to satisfy the requirement that each person holding an ownership interest be disclosed and other applicable licensing rules of the California Horse Racing Board (CHRB). In your response, please tell us whether you have received or will request regulatory relief or guidance from the CHRB that your proposed corporate structure complies with the Board’s licensing and notice requirements. Additionally, please revise here and in the Summary of This Offering to disclose any stockholder licensing and notification requirements in California, and disclose how you intend to ensure you are in compliance with applicable requirements.

The Company is forming a wholly owned subsidiary for its California racing activities.   The wholly owned subsidiary shall be the legal owner of all the thoroughbreds in California. Pursuant to CHRB Rule 1506, a corporation may be an owner of a thoroughbred. The requirement is that the corporation shall appoint one or more responsible managing employee(s) who, if qualified, may be granted a license as Horse Owner.  The company will appoint our CEO, Joseph Wade, as that person whom already has an owner’s license.

Pursuant to CHRB Rule 1783, the Company’s wholly owned subsidiary will register as a stable name by filing the application and paying the fee.  Joseph Wade is already a licensed owner and will be named as the responsible person for the stable name.  CHRB Rule 1784, states that an application to register a stable name shall disclose the name of all ownership interests participating in the stable and the percentage of ownership interest in the stable name which may be a corporation, limited liability corporation, general partnership, limited partnership, trust, estate, person or individual.  At the time the subsidiary will file the application to register the name of the stable the owner of the subsidiary will be SOB Stables, Inc.  Therefore, SOB Stables will be disclosed on the application as the 100% owner of the California Corporation that is filing for the stable name.  SOB Stables, Inc. will at all times be the 100% owner of the corporation filing the stable name and as such there is no requirement to disclose a change of ownership.    As an example, the owner of record for the thoroughbred in California will be SOB Stables of California which shall file for the stable name SOB Stables of California.  SOB Stables will be the 100% owner of SOB Stables of California and will be listed in the application as the 100% owner of SOB Stables of California.  As a result the shareholders have SOB Stables have no ownership interest in the thoroughbreds owned by SOB Stables of California. The company has not received nor will it request regulatory relief or guidance from the CHRB.

18.
In addition, it appears from your disclosure on page 23 that you contemplate attempting to expand racing operations to New York and Florida within 12 months. Please disclose the material regulatory provisions applicable to licensing, suitability, and equity ownership of race horses in New York and Florida and the steps you expect to take to comply with these regulations prior to racing in these two states.

Revised to remove the language regarding New York and Florida and to provide the statement that the Company has not yet determined which state it would expand into and has not done any research either.

19.
In the first paragraph of this section, you state that, of the initial $100,000 in funding you hope to obtain, you intend to designate $30,000 for the reserve for thoroughbred direct monthly costs. You further state that the $30,000 is for approximately 8-9 weeks of expenses. This appears to contradict the fourth paragraph of the section, where you state that the monthly burn rate for thoroughbreds is estimated to include $14,000 in thoroughbred expenses, and you have included this $14,000 in the $30,000 reserve to cover the first month’s burn rate for thoroughbreds. Please revise your disclosure for consistency and to clarify.

Revised to clarify that the $30,000 is a reserve for the thoroughbred expenses expected to be incurred by the Company once it acquires thoroughbreds. This covers the timeframe between the date the thoroughbred is acquired to and its initial race for the company which is approximately 30 days and an additional month’s expenses related to the cost of the thoroughbred.

Critical Accounting Policies, page 25

20.
We note your reference to your critical accounting policies as discussed in the notes to your financial statements. While critical accounting policies within the MD&A section can overlap with your significant accounting policies as discussed in the notes to the financial statements, the purpose of the critical accounting policies section is to discuss the sensitivity aspects of those accounting policies which may be impacted by the estimates and judgments required in their analysis. Therefore, it is generally inappropriate to simply refer to the discussion within the financial statements. As such, please revise accordingly.

Revised to include critical accounting policies.

Item 27: Undertaking, page II-3

21.	We note your response to our prior comment 68 and reissue. Please revise your undertakings to follow the exact language set forth in Item 512(a) of Regulation S-K.

Revised to include the exact language from Item 512(a) except for section 4 & 6 since they don’t apply to the Company.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SOB Stables, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: CEO/President